Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors

Carbon California Company, LLC

Denver, Colorado

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying balance sheet of Carbon California Company, LLC (the “Company”) as of December 31, 2017, and the related statements of operations, members’ equity, and cash flows, for the period from February 15, 2017 through December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period from February 15, 2017 through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with relevant ethical requirements related to our audit.

We conducted our audit in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ EKS&H LLLP
EKS&H LLLP

March 31, 2018

Denver, Colorado

We have served as the Company’s auditor since 2017.

CARBON CALIFORNIA COMPANY, LLC

Balance Sheet

(in thousands)

As of December 31,
2017
ASSETS
Current assets:
Cash and cash equivalents	$1,092
Accounts receivable:
Other	801
Trade	238
Due from related parties (Note 11)	113
Prepaid expense and deposits	1,724
Total current assets	3,968

Property and equipment (Note 4)
Oil and gas properties, full cost method of accounting:
Proved, net	41,963
Unproved	1,495
Other property and equipment, net	816
Total property and equipment, net	44,274
Other long-term assets	485
Total assets	$48,727

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$5,129
Due to related parties (Note 11)	470
Asset retirement obligations	384
Commodity derivative liability	916
Total current liabilities	6,899
Non-current liabilities:
Asset retirement obligations	2,520
Commodity derivative liability	809
Revolver, related party (Notes 5 and 11)	11,000
Notes payable	92
Notes, related party, net (Notes 5 and 11)	8,858
Total non-current liabilities	23,279
Commitments and contingencies (Notes 9 and 13)
Members’ equity:
Members’ contributions	25,101
Accumulated deficit	(6,552)
Total members’ equity	18,549
Total liabilities and members’ equity	$48,727

See accompanying notes to financial statements.

CARBON CALIFORNIA COMPANY, LLC

Statement of Operations

(In thousands)

For the Period from February 15, 2017 (inception) through December 31,
2017
Revenue:
Oil	$7,024
Natural gas	1,036
Natural gas liquids	556
Commodity derivative loss	(1,381)
Total revenue	7,235

Expenses:
Lease operating	3,726
Gathering and transportation	1,442
Production and property taxes	527
General and administrative	2,177
Depreciation, depletion, and amortization	1,304
Accretion of asset retirement obligations	192
Management reimbursements, related party (Note 11)	525
Total expenses	9,893

Operating loss	(2,658)

Other expense:
Class B unit issuance (Note 7)	(1,854)
Interest expense	(2,040)

Net loss	$(6,552)

See accompanying notes to financial statements.

CARBON CALIFORNIA COMPANY, LLC

Statement of Members’ Equity

(In thousands, except unit amounts)

	Members’ Contributions					Total
	Class A Units	Amount	Class B Units	Amount	Accumulated deficit	members’ equity
Inception-February 15, 2017	-	$-	-	$-	$-	$-
Initial capital members’ Unit contribution (Note 10)	22,000	22,000	5,077	1,854	-	23,854
Units issued with Notes, related party (Notes 5 and 10)	1,425	1,247	-	-	-	1,247
Net loss	-	-	-	-	(6,552)	(6,552)
Balances at December 31, 2017	23,425	$23,247	5,077	$1,854	$(6,552)	$18,549

See accompanying notes to financial statements.

CARBON CALIFORNIA COMPANY, LLC

Statement of Cash Flows

(in thousands)

For the Period from February 15, 2017 (inception) through December 31,
2017
Cash flows from operating activities:
Net loss	$(6,552)
Items not involving cash:
Depreciation, depletion, and amortization	1,304
Accretion of asset retirement obligations	192
Commodity derivative loss	1,725
Amortization of Notes and Revolver issuance costs	131
Amortization of notes discount	276
Class B Units issuance	1,854
Net change in:
Accounts receivable trade	(238)
Accounts receivable other	(802)
Due from/to related parties	358
Prepaid expense and deposits	(1,606)
Accounts payable and accrued liabilities	4,519
Net cash provided by operating activities	1,161

Cash flows from investing activities:
Acquisition of oil and gas properties and other property and equipment	(39,582)
Purchase of other property and equipment	(583)
Development of oil and gas properties and other property and equipment	(2,000)
Net cash used in investing activities	(42,165)

Cash flows from financing activities:
Member contributions	22,000
Proceeds from Notes, related party	10,000
Proceeds from Revolver, related party	11,000
Notes and Revolver issuance costs	(904)
Net cash provided by financing activities	42,096

Net increase in cash and cash equivalents	1,092

Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	$1,092

See Note 12– Supplemental Cash Flow Disclosure

See accompanying notes to financial statements.

Notes to Financial Statements

Note 1 – Organization

On December 20, 2016, Carbon California Company, LLC (the “Company” or “CCC”) was formed, as a Delaware limited liability company, by Carbon Natural Gas Company (“Carbon”) a Delaware Corporation, entities managed by Yorktown Energy Partners XI, L.P. (“Yorktown”) and Prudential Capital Energy Partners, L.P. (“Prudential”) to acquire, own, operate and dispose of oil and gas properties in the Ventura Basin in California. The Company began substantial operations on February 15, 2017 (“Inception”).

Equity and ownership

On February 15, 2017, the Company (i) issued and sold Class A Units to Yorktown and Prudential for an aggregate cash consideration of $22.0 million, split equally between Yorktown and Prudential, (ii) entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Prudential Capital Energy Partners, L.P. for the issuance and sale of up to $25.0 million of Senior Secured Revolving Notes (the “Revolver”) due February 15, 2022 and (iii) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Prudential for the issuance and sale of $10.0 million of Senior Notes (the “Notes”) due February 15, 2024. As part of the issuance of the Notes, Prudential was granted an additional 5% ownership in the Company in the form of an additional 1,425 Class A Units. Prudential owns a total of 12,425 shares of Class A Units for a total ownership of 53.0% and with an aggregate Sharing Percentage of 43.6% (defined below). The Company recorded the relative fair value of the 1,425 additional Class A Units issued in connection with the Notes as a discount of $1.25 million which is amortized over the life of the Notes utilizing the interest method (see Notes 5 and 11).

The closing of the Note Purchase Agreement on February 15, 2017, resulted in the sale and issuance by the Company of (i) the Revolver in the principal amount of $10.0 million and (ii) Notes in the original principal amount of $10.0 million. The maximum principal amount available under the Revolver is based upon the borrowing base attributable to the Company’s proved oil and gas reserves which is to be determined at least semi-annually. The current borrowing base is $15.0 million, of which $11.0 million is outstanding as of December 31, 2017.

As of December 31, 2017, Yorktown holds 11,000 Class A Units in the Company, which equates to 38.6% Aggregate Share ownership of the Company, Prudential holds 12,425 Class A Units of the Company, which equates to 43.6% aggregate share ownership of the Company and Carbon holds 5,077 Class B units, which equates to aggregate share ownership of 17.8% of the Company.

In connection with Carbon entering into the Carbon California LLC Agreement, and Carbon California engaging in the transactions described above, Carbon received 5,077 Class B units and issued to Yorktown a warrant to purchase approximately 1.5 million shares of Carbon’s common stock at an exercise price dictated by the warrant agreement (the “California Warrant”). The California Warrant is payable exclusively with Class A Units of Carbon California held by Yorktown. On February 5, 2018, Yorktown exercised the California Warrant, resulting in Carbon acquiring 11,000 Class A Units from Yorktown.

Net proceeds from the February 15, 2017 transactions were used by the Company to complete the CRC Acquisition and Mirada Acquisition (defined below). The remainder of the net proceeds were used to fund field development projects, future complementary acquisitions, and working capital.

On February 15, 2017, the Company acquired oil and gas assets in the Ventura Basin of California from California Resources Petroleum Corporation and California Resources Production Corporation for $34.0 million, subject to normal purchase adjustments, with an effective date of November 1, 2017 (the “CRC Acquisition”). See Note 3.

On February 15, 2017, the Company closed the purchase of oil, natural gas, and natural gas liquids assets in the Ventura Basin of California from Mirada Petroleum, Inc. for $4.5 million, subject to certain adjustments, with an effective date of January 1, 2017 (the “Mirada Acquisition”). See Note 3.

Liquidity and Management’s Plans

The Company’s activities have focused on the acquisition and development of its oil and gas wells in California which have incurred recurring losses. On December 4, 2017, the Company’s production in California was reduced to minimal amounts due to a wildfire that impacted several areas of production. The Company expects production to return to operating levels experienced prior to the fire and does not anticipate continued operating losses during 2018 and into the future.

The Company has received a waiver for the measurement periods of December 31, 2017 and March 31, 2018 associated with its Revolver and Notes. Management has evaluated its ability to continue as a going concern for the next twelve months from the issuance of these December 31, 2017, financial statements and determined the Company will meet its covenants as of June 30, 2018 and on a go forward basis in anticipation of production returning to normal levels after the effects of the fire and increased production based on planned operating activities. The actual results of timing, amount, and payment of potential future commitments, liquidity, and management’s plan in regard to continue to operate as a going concern could differ from those estimates and assumptions used.

The Company continues to evaluate additional acquisitions and intends to finance any such acquisitions using a combination of debt and equity to be contributed by its members. However, there can be no guarantee that financing will be available on acceptable terms.

Note 2 – Summary of Significant Accounting Policies

Accounting policies used by the Company reflect industry practices and conform to accounting principles generally accepted in the United States of America. The significant accounting policies are briefly discussed below.

Cash and Cash Equivalents

Cash and cash equivalents have been generally invested in money market accounts, certificates of deposits and other cash equivalents with maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the financial statements. The carrying amount of cash equivalents approximate fair value because of the short maturity and high credit quality of these investments. At times, the Company may have cash and cash equivalent balances more than federal insured amounts within their accounts.

The Company continually monitors its position with and the credit quality of the financial institutions in which it invests.

Accounts Receivable

Trade

The Company’s accounts receivable trade include i) revenue receivables primarily comprised of oil and natural gas revenues from producing activities from other large well-known exploration and production companies and recorded on a net basis to its interest; and ii) receivables from individuals who own working interests in the properties that the Company operates which are subject to joint operating agreements. For receivables from joint interest owners, the Company typically has the ability to withhold future revenue disbursements to recover non-payment of joint interest billings.

The Company grants credit to all qualified customers, which potentially subjects the Company to credit risk resulting from, among other factors, adverse changes in the oil, natural gas, and natural gas liquids production in which the Company operates and the financial condition of its customers. The Company continuously monitors collections and payments from its customers and maintains an allowance for doubtful accounts based upon any specific customer collection issues that it has identified. At December 31, 2017, the Company had not identified any collection issues related to its oil and gas operations and therefore no allowance for doubtful accounts was provided for.

Other

Accounts receivable other is comprised of an insurance receivable for the loss of property as a result of wildfires in December 2017. The Company filed claims with its insurance provider and was in receipt of partial funds associated with the claims after December 31, 2017. Therefore, the Company has determined the receivable is collectible and included in accounts receivable other.

Due From Related Parties

Due from related parties is comprised of amounts due to the Company from Scott Price, the owner of Mirada Petroleum, Inc. See Note 11.

Prepaid Expense and Deposits

The Company’s prepaid expense and deposit account is comprised of prepaid insurance, the current portion of unamortized Revolver issuance costs and a deposit associated with a potential acquisition. The remaining unamortized Revolver issuance costs is within other long-term assets. As of December 31, 2017, the total unamortized Revolver issuance costs is $602,000, of which $117,000 is included in prepaid expense and deposits and $485,000 is in other long-term assets on the balance sheet.

Oil, Natural Gas, and Natural Gas Liquids Sales

Oil, natural gas, and natural gas liquids revenues are recognized when production volumes are sold to a purchaser at a fixed or determinable price, delivery has occurred, title has transferred, and collectability is reasonably assured. Natural gas revenues are recognized based on the Company’s net working revenue interest. Net deliveries more than entitled amounts are recorded as a liability, while net deliveries lower than entitled amounts are recorded as a receivable.

The Company sells its oil, natural gas liquids, natural gas production to various purchasers in the industry. The table below presents purchasers that account for 10% or more of total oil, natural gas, and natural gas liquids sales for the period from Inception through December 31, 2017. While there are limited significant purchasers in the areas where the Company sells its production, demand for the Company’s products remains high. Management does not believe that changing its primary purchasers or a loss of any other single purchaser would materially impact the Company’s business.

The Company’s producing properties are in California and the oil production is sold to various purchasers based on market index prices. Natural gas and natural gas liquids are sold to one purchaser. For the period from Inception through December 31, 2017, all oil, natural gas and natural gas liquids sales (in aggregate) were made to four well-known large purchasers in the area, as shown in table below. As of December 31, 2017, all accounts receivable trade is associated with Purchaser B and Purchaser D.

Purchaser	2017
Purchaser A	51%
Purchaser B	19%
Purchaser C	19%
Purchaser D	11%

Accounting for Oil and Gas Operations

The Company uses the full cost method of accounting for oil and gas properties. Accordingly, all costs related to the acquisition, exploration and development of oil and gas properties, including costs of undeveloped leasehold, dry holes and leasehold equipment, are capitalized. Overhead costs incurred that are directly identified with acquisition, exploration and development activities undertaken by the Company for its own account, and which are not related to production, general corporate overhead or similar activities, are also capitalized.

Unproved properties are excluded from amortized capitalized costs until it is determined whether or not proved reserves can be assigned to such properties. The Company assesses its unproved properties for impairment at least annually. Significant unproved properties are assessed individually. From Inception through December 31, 2017, the Company did not recognize an unproved property impairment.

Capitalized costs are depleted by an equivalent unit-of-production method, converting gas to oil at the ratio of six thousand cubic feet of natural gas to one barrel of oil. Depletion is calculated using capitalized costs, including estimated asset retirement costs, plus estimated future expenditures (based on current costs) to be incurred in developing proved reserves, net of estimated salvage values.

No gain or loss is recognized upon disposal of oil and gas properties unless such disposal significantly alters the relationship between capitalized costs and proved reserves. All costs related to production activities, including work-over costs incurred solely to maintain or increase levels of production from an existing completion interval, are charged to expense as incurred.

The Company performs a ceiling test on a quarterly basis. The full cost ceiling test is a limitation on capitalized costs prescribed by SEC Regulation S-X Rule 4-10. The ceiling test is not a fair value-based measurement, rather it is a standardized mathematical calculation. The ceiling test provides that capitalized costs less related accumulated depletion and deferred income taxes may not exceed the sum of (1) the present value of future net revenue from estimated production of proved oil and gas reserves using the unweighted arithmetic average of the first-day-of-the month price for the previous twelve month period, excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, at a discount factor of 10%; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less (4) income tax effects related to differences in the book and tax basis of oil and gas properties. Should the net capitalized costs exceed the sum of the components noted above, a ceiling test write-down or impairment would be recognized to the extent of the excess capitalized costs. Such impairments are permanent and cannot be recovered in future periods even if the sum of the components noted above exceeds capitalized costs in future periods.

From Inception through December 31, 2017, the Company did not recognize a ceiling test impairment. Future declines in oil and natural gas prices could result in impairments of the Company’s oil and gas properties in future periods. The effect of price declines will impact the ceiling test value until such time commodity prices stabilize or improve. Impairments are a non-cash charge and accordingly would not affect cash flows but would adversely affect the Company’s results of operations and members’ equity.

We capitalize interest in accordance with Financial Accounting Standards Board (“FASB”) ASC 932-835-25, Extractive Activities-Oil and Gas, Interest. Therefore, interest is capitalized for any unusually significant investments in unproved properties or major development projects not currently being depleted. We capitalize the portion of general and administrative costs that is attributable to our acquisition, exploration and development activities.

Oil and Gas Reserves

Oil and gas reserves represent theoretical quantities of crude oil, natural gas, and natural gas liquids (“NGL”) which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. There are numerous uncertainties inherent in estimating oil and gas reserves and their values, including many factors beyond the Company’s control. Accordingly, reserve estimates and the projected economic value of the Company’s properties will differ from the actual future quantities of oil and gas ultimately recovered and the corresponding value associated with the recovery of these reserves.

Other Property and Equipment

Other property and equipment are recorded at cost or fair value upon acquisition. Depreciation of other property and equipment is calculated over one to 27.5 years using the straight-line method.

Long-Lived Assets

The Company reviews its long-lived assets other than oil and gas properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the estimated undiscounted future cash flows in its assessment of whether long-lived assets have been impaired. During the period ended December 31, 2017, the Company did not recognize any long-lived asset impairment.

Asset Retirement Obligations

The Company’s asset retirement obligations (“ARO”) relate to future costs associated with the plugging and abandonment of oil and gas wells, removal of equipment and facilities from leased acreage and returning such land to its original condition. The fair value of a liability for an ARO is recorded in the period in which it is incurred or assumed, and the cost of such liability is recorded as an increase in the carrying amount of the related long-lived asset by the same amount. The liability is accreted each period and the capitalized cost is depleted on a units-of-production basis as part of the full cost pool. Revisions to estimated ARO result in adjustments to the related capitalized asset and corresponding liability. During the period from Inception through December 31, 2017, the Company acquired assets associated with the CRC Acquisition and Mirada Acquisition that resulted in an assumption of ARO liability of $2.7 million.

The estimated ARO liability is based on estimated economic lives, estimates as to the cost to abandon the wells in the future, and federal and state regulatory requirements. The liability is discounted using a credit-adjusted risk-free rate estimated at the time the liability is incurred or increased from a reassessment of expected cash flows and assumptions inherent in the estimation of the liability. Revisions to the liability could occur due to changes in estimated abandonment costs or well economic lives, or if federal or state regulators enact new requirements regarding the abandonment of wells. ARO is valued utilizing Level 3 fair value measurement inputs (Note 7).

The following table is a reconciliation of the non-current portion of ARO (in thousands):

For the Period from Inception through December 31,
2017

Balance at beginning of period	$-
Accretion expense	192
Additions from acquisitions during period	2,712

Less: ARO recognized as a current liability	(384)
Balance at end of period	$2,520

Lease Operating and Gathering and Transportation

Lease operating and gathering and transportation expenses are costs incurred to bring oil and natural gas out of the ground and to market, together with costs incurred to maintain the Company’s producing properties. Costs include maintenance, repairs and workover expenses related to the Company’s oil and natural gas properties.

Production and Property Taxes

Production and property taxes consist of severance and ad valorem taxes and are paid on oil and natural gas produced based on a percentage of market prices or at fixed rates established by federal, state or local taxing authorities.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivables, accounts payables and accrued liabilities, due from related parties and due to related parties, commodity derivative instruments and notes payable. The carrying value of cash and cash equivalents, accounts receivables, accounts payables and accrued liabilities are representative of their fair value, due to the short maturity of these instruments. The Company’s commodity derivative instruments are recorded at fair value, as discussed below and in Note 8. The Revolver approximated fair value with a variable interest rate, which is representative of the Company’s credit adjusted borrowing rate plus London Inter-Bank Offered Rate (“LIBOR”). As of December 31, 2017, the Revolver had an effective interest rate of 6.56%.

Commodity Derivative Instruments

The Company enters into commodity derivative contracts to manage its exposure to oil and natural gas price volatility with an objective to reduce its exposure to downward price fluctuations. Commodity derivative contracts may take the form of futures contracts, swaps, collars or options. The Company has elected not to designate its derivatives as cash flow hedges. All derivatives are initially and subsequently measured at estimated fair value and recorded as assets or liabilities on the balance sheet and the changes in fair value are recognized as gains or losses in revenues in the statement of operations.

Income Taxes

The Company has elected to be treated as a partnership for income tax purposes. Accordingly, taxable income and losses are reported on the income tax returns of the Company’s members and no provision for income taxes has been recorded on the accompanying financial statements. The Company follows the guidance in Accounting Standards Codification (“ASC”) 740, Income Taxes. Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. The Company’s tax returns are subject to examination by tax authorities through the current period for state and federal tax reporting purposes.

Pursuant to the Bipartisan Budget Act of 2015 (the “Act”), as of January 1, 2018, the Act allows the adjustment resulting from IRS audits of partnerships to be assessed at the partnership level.

Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and disclosure of contingent assets and liabilities. Significant items subject to such estimates and assumptions include the carrying value of oil and gas properties, estimate of proved oil and gas reserve volumes and the related depletion and present value of estimated future net cash flows and the ceiling test applied to capitalized oil and gas properties, determining the amounts recorded for fair value of commodity derivative instruments, fair value of assets acquired qualifying as business combination or asset acquisition, fair value of Class B issuance, assessment of liquidity and our ability to continue as a going concern, asset retirement obligations, and accrued liabilities and revenues.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). The objective of ASU 2014-09 is to clarify the principles for recognizing revenue and to develop a common revenue standard for generally accepted accounting principles in the United States (“GAAP”) and International Financial Reporting Standards. The FASB subsequently issued ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20, which deferred the effective date of ASU 2014-09 and provided additional implementation guidance. These ASUs are effective for the Company for fiscal years, beginning after December 15, 2018. The standards permit retrospective application using either of the following methodologies: (i) restatement of each prior reporting period presented (the “full retrospective approach”) or (ii) recognition of a cumulative-effect adjustment as of the date of the initial application (the “modified retrospective approach”). The Company plans to adopt these ASUs effective January 1, 2018, using the modified retrospective approach. The Company is in the process of assessing its contracts with customers and evaluating the effect of adopting these standards on its financial statements, accounting policies, internal controls and disclosures. The adoption is not expected to have a significant impact on the Company’s results of operations or cash flows, however, the Company is currently evaluating the proper classification of certain pipeline gathering, transportation and gas processing agreements to determine whether reclassifications to total revenues and expenses will be necessary under the new standards.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The objective of this ASU, as amended, is to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019 and should be applied using a modified retrospective approach. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements of adopting ASU 2016-02.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. These amendments change the measurement of credit losses for most financial assets and certain other instruments that are not measured at fair value through results of operations. The amendments in this update affect investments in loans, investments in notes securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for fiscal years, beginning after December 15, 2020. The Company is currently evaluating the impact on its financial statements of adopting ASU 2016-13.

Recently Adopted Accounting Pronouncement

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business, which clarifies the definition of “a business” to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. The Company elected to adopt this pronouncement effective February 15, 2017.

Note 3 – Acquisitions

Consideration to fund both the CRC Acquisition and Mirada Acquisition was provided by aggregate contributions from Yorktown and Prudential of $22.0 million in unit purchases, $10.0 million drawn from the Revolver, related party, and $10.0 million funding from the Notes, related party, discussed in Note 5.

CRC Acquisition

On February 15, 2017, the Company acquired oil and gas assets in the Ventura Basin of California from California Resources Petroleum Corporation and California Resources Production Corporation for $34.0 million, subject to normal purchase adjustments, with an effective date of November 1, 2016 (the “CRC Acquisition”).

The assets acquired consist of oil and gas leases and the associated mineral interests, oil and gas wells, a field office building and associated land, vehicles and other miscellaneous equipment. The Company also acquired various contracts. The Company, utilizing the assistance of third-party valuation specialists, considered various factors in its estimate of fair value of the acquired assets including (i) reserves, (ii) production rates, (iii) future operating and development costs, (iv) future commodity prices, including price differentials, (v) future cash flows, (vi) working conditions and expected lives of vehicles and equipment, and (vii) real estate market conditions.

The Company determined that substantially all of the fair value of the assets acquired related to the proved oil and gas assets and, as such the CRC Acquisition does not meet the definition of a business. Therefore, the Company has accounted for the transaction as an asset acquisition and has allocated the purchase price based on the relative fair value of the assets acquired.

In determining the relative fair value, the fair value of the production assets was determined using the income approach using Level 3 inputs according the ASC 820, Fair Value, hierarchy. The fair value of the other assets was determined using the market approach using Level 3 inputs. The determination of the fair value of the oil and gas and other property and equipment acquired, and accounts payable and accrued liabilities assumed required significant judgement, including estimates relating to the production assets and the other assets acquired. The Company assumed $2.3 million in ARO and $1.3 million in assumed liabilities in connection with the CRC Acquisition. Below is the detail of the assets acquired (in thousands):

Identifiable assets acquired:
Assets:
Proved oil and gas properties	32,151
Unproved oil and gas properties	1,495
Other property and equipment	143
Total identified assets	$33,789

Mirada Acquisition

On February 15, 2017, the Company closed the purchase of oil, natural gas, and natural gas liquids assets in the Ventura Basin of California from Mirada Petroleum, Inc. for $4.5 million, subject to certain adjustments, with an effective date of January 1, 2017 (the “Mirada Acquisition”).

The assets acquired consist of oil and gas leases and the associated mineral interests, oil and gas wells, vehicles and equipment. The Company also acquired various contracts. The Company, utilizing the assistance of third-party valuation specialists, considered various factors in its estimate of fair value of the acquired assets including (i) reserves, (ii) production rates, (iii) future operating and development costs, (iv) future commodity prices, including price differentials, (v) future cash flows, and (vi) working conditions and expected lives of vehicles and equipment.

The Company determined that substantially all of the fair value of the assets acquired related to proved oil and gas properties and, as such the Mirada Acquisition does not meet the definition of a business. Therefore, the Company has accounted for the transaction as an asset acquisition and has allocated the purchase price based on the relative fair value of the assets acquired.

In determining the relative fair value, the fair value of the production assets was determined using the income approach using Level 3 inputs according the ASC 820, Fair Value, hierarchy. The fair value of the other assets was determined using the market approach using Level 3 inputs. The determination of the fair value of the oil and gas and other property and equipment, net acquired, and accounts payable and accrued liability assumed required significant judgement, including estimates relating to the production assets and the other assets acquired. The Company assumed $468,000 in ARO and $19,000 in assumed liabilities in connection with the Mirada Acquisition. Below is the detail of the assets acquired and liabilities assumed (in thousands):

Identifiable assets acquired:
Assets:
Proved oil and gas properties	4,536
Furniture and fixtures, computer hardware and software, vehicles and other equipment	158

Total identified assets	$4,694

Transaction costs

The Company incurred transaction costs related to the CRC Acquisition and the Mirada Acquisition in the amount of $706,000 and $282,000, respectively. As these acquisitions were determined to be asset acquisitions, these transaction costs were capitalized to oil and gas properties- proved, net on the balance sheet.

Additional Acquisitions

The Company purchased additional interests in oil and gas assets totaling approximately $1.1 million, subject to normal purchase price adjustments. These purchases are recorded as asset acquisition.

Note 4 – Property and Equipment

Total property and equipment consists of the following (in thousands):

As of December 31,
2017
Oil and gas properties, full cost method of accounting:
Proved oil and gas properties	$43,131
Unproved properties not subject to depletion	1,495
Accumulated depreciation, depletion, and amortization	(1,168)
Net oil and gas properties	43,458

Furniture and fixtures, computer hardware and software, vehicles and other equipment	952
Accumulated depreciation and amortization	(136)
Other property and equipment, net	816

Total property and equipment, net	$44,274

During the period from Inception through December 31, 2017, the Company did not have any expiring leasehold costs which were reclassified into proved property.

The Company capitalized no overhead applicable to acquisition, development and exploration activities for the period from Inception through December 31, 2017.

Depletion related to oil and gas properties for the period from Inception through December 31, 2017 was approximately $1.2 million or $5.30 per BOE. Depreciation and amortization related to furniture and fixtures, computer hardware and software, vehicle and other equipment for the period from Inception through December 31, 2017 was approximately $136,000.

Note 5 – Notes Payable, Related Parties

The table below details the notes payable outstanding for the Company as of December 31, 2017 (in thousands):

Revolver, related party, due February 15, 2022	$11,000
Notes, related party, due February 15, 2024	$10,000
Total gross notes payable	21,000
Less: Deferred Notes costs	(171)
Less: Notes discount	(971)
Total net notes payable	$19,858

Revolver

On February 15, 2017, the Company entered into an agreement with Prudential Capital Energy Partners, L.P. for the issuance and sale of up to $25.0 million due February 15, 2022. The Company may elect to incur interest at either i) 5.0% plus the London interbank offered rate (“LIBOR”) or ii) 4.00% plus Prime Rate (which is defined as the interest rate published daily by JPMorgan Chase Bank, N.A.). As of December 31, 2017, the Company’s effective borrowing rate on the Revolver was 6.35%. In addition, the Revolver includes a 0.50% unused available line fee as well as an annual administrative fee of $75,000, payable on February 15 each year.

The maximum principal amount available under the Revolver is based upon the borrowing base attributable to the Company’s proved oil and gas reserves which is to be determined at least semi-annually. As of December 31, 2017, the Revolver has a borrowing base of $15.0 million, of which $11.0 million is outstanding.

The Company incurred fees directly associated with the issuance of the Revolver and amortizes these fees over the life of the Revolver. The current portion of these fees are included in prepaid expense and deposits and the long-term portion is included in other long-term assets for a combined value of $602,000. From Inception through December 31, 2017, the Company incurred $102,000 amortization associated with these fees.

The Revolver is secured by all of the assets of the Company. The Revolver requires the Company, as of January 1 and July of each year, to hedge its anticipated production at such time for year one, two and three at a rate of 75%, 65% and 50%, respectively. The Company may make principal payments in minimum installments of $500,000. Distributions to equity members are generally restricted.

The Revolver agreement requires the Company to maintain certain financial and non-financial covenants which include the following ratios: total leverage ratio, senior leverage ratio, interest coverage ratio, current ratio, and other qualitative covenants as defined in the Revolver agreement. As of December 31, 2017, the Company was in breach of its covenants; however, the Company obtained a waiver for the December 31, 2017, and March 31, 2018 covenants.

Notes

On February 15, 2017, the Company entered into an agreement with Prudential for the issuance and sale of $10.0 million of unsecured Notes due February 15, 2024, bearing interest of 12% per annum.

The Company incurred total issuance costs of $200,000 in connection with the Notes. These costs are recorded as a discount to the Notes and amortized over the life of the notes. During the period from Inception through December 31, 2017, the Company amortized $29,000 to interest expense in the statement of operations associated with the Notes.

Prudential received an additional 1,425 Class A unit, representing 5% of total Aggregate Value outstanding, for the issuance of the Notes. The Company valued this unit issuance based on the relative fair value by valuing the units at $1,000 and aggregating the amount with the outstanding Notes of $10.0 million. The Company then allocated the non-cash value of the units of approximately $1.25 million which was recorded as a discount to the Notes. As of December 31, 2017, the Company had an outstanding discount of $971,000, which is presented net with the Notes within non-current liabilities on the Balance Sheet.

The Notes requires the Company, as of January 1 and July of each year, to hedge its anticipated production at such time for year one, two and three at a rate of 67.5%, 58.5% and 45%, respectively.

Prepayment of the Notes is currently not available. After February 15, 2019, prepayment is allowed at 100%, subject to a 3.0% fee of outstanding principal. Prepayment is not subject to such fee after February 17, 2020. Distributions to equity members are generally restricted.

The Note agreement requires the Company to maintain certain financial and non-financial covenants which include the following ratios: total leverage ratio, senior leverage ratio, interest coverage ratio, asset coverage ratio, current ratio, and other qualitative covenants as defined in the Revolver agreement. As of December 31, 2017, the Company was in breach of financial covenants; however, the Company obtained a waiver for the December 31, 2017, and March 31, 2018 financial covenants.

Interest Expense

From Inception through December 31, 2017, the Company incurred interest expense of approximately $2.0 million which approximately $130,000 was through amortization of the deferred financing costs. From Inception through December 31, 2017, the Company amortized $276,000 of notes payable discount associated with the Notes, into interest expense.

Note 6 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities at December 31, 2017 consist of the following (in thousands):

Accounts payable	$2,256
Accrued environmental liability	732
Accrued liabilities	569
Accrued drilling costs	541
Accrued ad valorem taxes	286
Gathering and transportation payables	223
Accrued lease operating costs	200
Production taxes payable	140
Accrued audit and tax fees	110
Other	72
Total accounts payable and accrued liabilities	$5,129

Note 7 – Fair Value Measurements

Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1:	Quoted prices are available in active markets for identical assets or liabilities;

Level 2:	Quoted prices in active markets for similar assets or liabilities that are observable for the asset or liability; or

Level 3:	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s policy is to recognize transfers in and/or out of fair value hierarchy as of the end of the reporting period for which the event or change in circumstances caused the transfer. The Company has consistently applied the valuation techniques discussed below throughout the period presented.

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2017 by level within the fair value hierarchy (in thousands):

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total

Liabilities:
Commodity derivatives - current	$-	$916	$-	$916
Commodity derivatives – non-current	$-	$809	$-	$809

As of December 31, 2017, the Company’s commodity derivative financial instruments are comprised of natural gas and oil swap and collar agreements. The fair values of these agreements are determined under an income valuation technique. Swaps are valued using the income technique. Collars are valued using the option model. The valuation model requires a variety of inputs, including contractual terms, published forward prices, volatilities for options and discount rates, as appropriate. The Company’s estimates of the fair value of derivatives include consideration of the counterparty’s credit worthiness, the Company’s credit worthiness and the time value of money. The consideration of these factors results in an estimated exit-price for each derivative asset or liability under a market place participant’s view. All the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy. The counterparty for all the Company’s outstanding commodity derivative financial instruments as of December 31, 2017 is BP Energy Company (“BPEC”).

Assets and Liabilities Measured and Recorded at Fair Value on a Non-Recurring Basis

The fair value of each of the following assets and liabilities measured and recorded at fair value on a non-recurring basis are based on unobservable pricing inputs and therefore, are included within the Level 3 fair value hierarchy.

Asset Retirement Obligation

The fair value of the Company’s asset retirement obligation liability is calculated at the point of inception by taking into account, the cost of abandoning oil and gas wells of approximately $45,000, which is based on the Company’s and/or industry’s historical experience for similar work, or estimates from independent third-parties; the economic lives of its properties between 1-49 years, which are based on estimates from reserve engineers ; the inflation rate of 2.03%; and the credit adjusted risk-free rate of 8.09%, which takes into account the Company’s credit risk and the time value of money. Given the unobservable nature of the inputs, the initial measurement of the asset retirement obligation liability is deemed to use Level 3 inputs (see note 2). During the period from Inception through December 31, 2017, the Company recorded asset retirement obligations for additions of approximately $2.7 million. The Company uses the income valuation technique to estimate the fair value of asset retirement obligations using the amounts and timing of expected future dismantlement costs, credit-adjusted risk-free rates and time value of money.

Debt Discount

The fair value of the Company’s debt discount from the 1,425 additional Class units issued in connection with the Notes as a discount of $1.3 million, a Level 3 fair value assessment, was based on the relative fair value of Class A Units. Class A Units were issued contemporaneously at $1,000 per Class A Units.

Class B Units

The Company issued Class B units to Carbon as part of the February transactions and for entering into the Carbon California LLC Agreement. The fair value of the Class B units of approximately $1.9 million, a Level 3 fair value measurement, was estimated by the Company utilizing the assistance of third-party valuation specialists. The fair value was based upon enterprise values derived from inputs including estimated future production rates, future commodity prices including price differentials as of the date of closing, future operating and development costs and comparable market participants.

Note 8 – Commodity Derivatives

The Company entered into commodity-based derivative contracts in April 2017, September 2017, and November 2017 to manage exposures to commodity price on certain of its oil and natural gas production. The Company does not hold or issue derivative financial instruments for speculative or trading purposes.

Pursuant to the terms of the Company’s Revolver and Notes agreements, the Company has entered into derivative agreements to hedge certain of its oil and natural gas production for 2017 through 2020. As of December 31, 2017, these derivative agreements consisted of the following:

	Natural Gas Swaps		Natural Gas Collars		Oil Swaps
		Weighted		Weighted		Weighted
		Average		Average Price		Average
Year	MMBtu	Price (a)	MMBtu	Range (a)	Bbl	Price (b)

2018	360,000	$3.03	-	-	149,247	$53.12
2019	-	-	360,000	$2.60-$3.03	139,797	$51.96
2020	-	-	-	-	73,147	$50.12

(a)	NYMEX Henry Hub Natural Gas futures contract for the respective period.
(b)	NYMEX Light Sweet Crude West Texas Intermediate futures contract for the respective period.

For its swap instruments, the Company receives a fixed price for the hedged commodity and pays a floating price to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount due to or from the counterparty. Costless collars are designed to establish floor and ceiling prices on anticipated future oil and gas production. The ceiling establishes a maximum price that the Company will receive for the volumes under contract, while the floor establishes a minimum price.

The following table summarizes the fair value of the derivatives recorded in the balance sheet. These derivative instruments are not designated as cash flow hedging instruments for accounting purposes (in thousands):

As of December 31,
2017
Commodity derivative contracts:
Current liabilities	$916
Non-current liabilities	$809

The table below summarizes the commodity realized and unrealized gains and losses related to the Company’s derivative instruments for the period from Inception through December 31, 2017. These commodity realized and unrealized gains and losses are recorded and included in commodity derivative loss in the accompanying statement of operations.

For period from Inception through December 31,
2017
Commodity derivative contracts:
Commodity derivative gain - realized	$344
Commodity derivative loss - unrealized	(1,725)

Total commodity derivative loss	$1,381

Commodity derivative loss, inclusive of net of unrealized loss, is included in cash flows from operating activities in the statement of cash flows.

The counterparty in the Company’s derivative instruments is BPEC. The Company has entered into an International Swaps and Derivatives Association (“ISDA”) Master Agreement with BPEC that establishes standard terms for the derivative contracts and an inter-creditor agreement with Prudential and BPEC whereby any credit exposure related to the derivative contracts entered into by the Company and BPEC is secured by the collateral and backed by the guarantees supporting the credit facility.

The Company nets its derivative instrument fair value amounts executed with its counterparty pursuant to an ISDA master agreement, which provides for the net settlement over the term of the contracts and in the event of default or termination of the contracts. The Company’s derivative instruments are recorded as liabilities in the balance sheet as of December 31, 2017.

			Net
	Gross		Recognized
	Recognized	Gross	Fair Value
	Assets/	Amounts	Assets/
Balance Sheet Classification	Liabilities	Offset	Liabilities
Commodity derivative assets:
Current assets	$72	$(72)	$-
Other long-term assets	66	(66)	-
Total derivative assets	$138	$(138)	$-

Commodity derivative liabilities:
Current liability	$(988)	$72	$(916)
Non-current liabilities	(875)	66	(809)
Total derivative liabilities	$(1,863)	$138	$(1,725)

Due to the volatility of oil and natural gas prices, the estimated fair values of the Company’s derivatives are subject to large fluctuations from period to period.

Note 9 – Commitments and Contingencies

Natural gas processing agreement

The Company has entered into an initial five-year gas processing agreement. The Company has an option to extend the term of the agreement by another five years. The related demand charges for volume commitments over the remaining term of the agreement at December 31, 2017 are approximately $1.8 million per year. The Company will pay a processing fee of $2.50 per MCF for the term of the agreement, with a minimum annual volume commitment of 720,000 MCF.

Operating leases

The Company leases, under an operating lease arrangement, approximately 9,500 square feet of administrative office space in Santa Paula, which expires in 2020. For the years ended December 31, 2017, the Company incurred rental expenses of $19,000. The Company has minimum lease payments for its office space and equipment of approximately $114,000 for 2018, $117,000 for 2019, and $121,000 for 2020.

Environmental

In connection with the CRC Acquisition, the Company identified environmental defects of $1.0 million and recoded an accrued liability associated with the mitigation of such defects. As of December 31, 2017, the balance of the environmental liability was $732,000 recognized in accounts payables and accrued liabilities.

Litigation

In November 2017, the Ventura County Superior Court directed the county to nullify its June 23, 2016 approval of certain projects and prepare a revised Subsequent Environmental Impact Report (SEIR) as a conclusion of Court Case No.: 56-2016-00484423-CU -WM-VTA Citizens for Responsible Oil and Gas (CFROG) v. County of Ventura. The Company is estimating the settlement to be approximately $175,000.

Note 10 – Members’ Equity

On February 15, 2017, the Company issued 22,000 Class A Units to Yorktown and Prudential for an aggregate cash consideration of $22.0 million, split equal between Yorktown and Prudential. In addition to the Class A Units issued, the Company also issued 1,425 of Class A Units to Prudential (5% Aggregate Sharing units) as part of the issuance of Notes.

Class A Units

As of December 31, 2017, the Company had 23,425 of Class A Units outstanding. The Company issued 22,000 shares, split equally between Yorktown and Prudential, to raise capital for the acquisition of proved properties, unproved properties, and working capital. Holders of Class A Units, i) can designate persons to serve on the board of directors, ii) have the right to vote equal to the number of outstanding Class A Units it holds on each and every matter submitted to the members for approval, and iii) shall be required to make capital contributions to the Company as capital calls which are unanimously approved by the majority of the members of the class. Failure to make the required capital contributions results in the member receiving a status of defaulting member. The units are recorded as members’ contributions in the statement of members’ equity.

Prudential received an additional 1,425 Class A Units, representing 5% of total Aggregate Sharing outstanding, for the issuance of the Notes. The Company valued this unit issuance based on the relative fair value by valuing the units at $1,000 each and aggregating the amount with the outstanding Notes of $10.0 million. The Company then allocated the non-cash relative fair value of the units of approximately $1.25 million which was recorded as a discount to the Notes. As of December 31, 2017, the Company had an outstanding unamortized discount of $971,000, which is presented net with the Notes within non-current liabilities on the balance sheet.

In connection with the Carbon California Company, LLC Agreement, Carbon issued to Yorktown a warrant to purchase shares of Carbon’s common stock at an exercise price dictated by the warrant agreement (the “California Warrant”). The exercise price for the California Warrant is payable exclusively with Class A Units of the Company held by Yorktown. The California Warrant has a term of seven years. On February 1, 2018, Yorktown exercised the California Warrant (see Note 13).

Class B units

As of December 31, 2017, the Company had 5,077 Class B units issued and outstanding, resulting in an aggregate Sharing Percentage of 17.8%. The Class B units are considered profit interests. Carbon holds all outstanding Class B units. Class B unit holders have the right to i) vote equal to the number of Class B units they hold; and ii) participate in distributions in proportion to their Class B Sharing Percentage. Holders of Class B units are not required to make capital contributions.

Distributions

The Company’s board of directors will determine, by unanimous approval, any distributions. Distributions are first allocated to Class B members and then to Class A members in proportion to their Sharing Percentage, as defined below. Distributions are generally restricted by the Revolver and Notes agreements.

Sharing Percentage

The sharing percentage of each member shall equal the aggregate number of units held by such member divided by the aggregate number of units then outstanding (“Sharing Percentage”), as defined in the Carbon California Company, LLC Agreement, as amended, and is applicable to each class of units.

The term “Aggregate Sharing Percentage” refers to the aggregated sharing percentage when taking into consideration both Class A and Class B ownership.

Drag-along Rights

In a qualifying event for a sale of the Company or member(s) holding more than 60% of the Class A Units prepare to transfer all of their interests, may elect to execute a “Drag-Along” sale which the parameters and specifics are disclosed in the limited liability company agreement the members who are affiliates of the members of the board of directors.

Board Composition

Old Ironsides and Yorktown designate two persons each to serve on the board of directors. Carbon designates one person. Yorktown will continue to designate two persons to the Carbon California board of directors until such time as they are no longer a majority owner in Carbon.

Note 11 – Related Parties

During the period ended December 31, 2017, the Company was engaged in the following transactions with related parties:

As of December 31, 2017, Prudential held a Class A Sharing Percentage of 53.041% and an Aggregate Sharing Percentage of 43.6%. Prudential is the original issuer and current holder of the Revolver and Notes. As of December 31, 2017, approximately $170,000 in interest expense is due Prudential and included in due to related parties on the balance sheet.

On February 15, 2017, as part of entry into the Carbon California LLC Agreement and the associated transactions, Carbon received 5,077 Class B units, which represent 100% of the class.

Carbon California Operating Company (“CCOC”) is a wholly-owned subsidiary of Carbon and the operator of the Company through an operating agreement. The operating agreement includes direct reimbursements and direct allocations made under the agreement. As of December 31, 2017, approximately $300,000 is due Carbon and included in due to related parties on the balance sheet.

Scott Price is the owner of Mirada Petroleum, Inc., the counterparty to the Mirada Acquisition, and is currently an employee of Carbon California Operating Company. Mr. Price holds revenue interests in certain wells the Company operates and owns. The Company has an outstanding receivable from Mirada Petroleum, Inc. in the amount of $113,000 included in due from related parties on the balance sheet as of December 31, 2017.

Management services

On February 15, 2017, the Company entered into a management service agreement with Carbon whereby Carbon provides general management and administrative services to Carbon California. Carbon receives $600,000 annually, payable in four equal quarterly installments. The Company reimburses Carbon for all management related expenses such as travel, required third-party geological and/or accounting consulting, and other necessary expenses incurred by Carbon in the normal course of managing the Company.

The Company incurred approximately $1.0 million in management reimbursements for the period Inception through December 31, 2017, of which $525,000 was recorded as management reimbursements, related party in the statement of operations. A one-time reimbursement of $500,000 in connection with the CRC Acquisition and Mirada Acquisition was capitalized as an acquisition cost in proved oil and gas properties. There were no outstanding management reimbursements unpaid as of December 31, 2017.

Note 12 – Supplemental Cash Flow Disclosure

Supplemental cash flow disclosures for period from Inception through December 31, 2017 are presented below (in thousands):

Cash paid during the period for:
Interest expense	$1,463
Non-cash transactions:
Increase in asset retirement obligations	$2,711
Accounts payable and accrued liabilities assumed in oil and gas properties	$1,540
Members’ equity units issued for Notes	$1,247
Other property and equipment financed	$92

Note 13 – Subsequent Events

Acquisition

On October 20th, 2017, the Company entered into an agreement to purchase certain oil and gas assets in the Ventura Basin of California. This acquisition is expected to close in the second quarter of 2018. The Company plans to fund the acquisition from a combination of contributed capital from equity members and debt.

California Warrant conversion

On February 1, 2018, Yorktown exercised the California Warrant. As a result of the warrant exercise, Carbon holds 11,000 Class A Units of the Company and all of the Class B units, resulting in an aggregate Sharing Percentage of 56.403%.

The Company evaluated activities from December 31, 2017, to the date of the independent registered public accountants report, the date these financial statements were available for issuance, and their are no additional events requiring recognition or disclosure.